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                             October 18, 2022

       Vlad Coric
       Chief Executive Officer
       Biohaven Ltd.
       215 Church Street
       New Haven, CT 06510

                                                        Re: Biohaven Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
11, 2022
                                                            CIK No. 0001935979

       Dear Vlad Coric:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Robert Downes, Esq.